Exhibit 99.2

NEOGAMES S.A.

PROXY FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Moti Malul and/or Raviv Adler and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each  of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of NeoGames S.A. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, April 26, 2022, at the 2022 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the registered office of the Company, 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, at 4:00 p.m. Luxembourg time (10:00 a.m. Eastern Time) on Wednesday, June 15, 2022, and at any and all adjournments or postponements thereof on the matters listed on the reverse side, which matters are more fully described in the Convening Notice of 2022 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Convening Notice of 2022 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NEOGAMES S.A.

June 15, 2022

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The convening notice of the Meeting, proxy statement, proxy card and annual report on Form 20-F are available at https://ir.neogames.com/financials/sec-filings

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of the proposals, this proxy will be voted “FOR” each such proposal. This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.	1.	Approve the Company’s revised annual accounts for the financial year ended December 31, 2019.		☐	☐	☐

	2.	Approve the Company’s revised annual accounts for the financial year ended December 31, 2020.		☐	☐	☐

	3.	Approve the annual accounts for the year ended December 31, 2021 and the consolidated financial statements for the year ended December 31, 2021.		☐	☐	☐

4.
Fully set-off the profit of the financial year ended December 31, 2021 in the amount of USD 26,926,000 against the existing accumulated losses of the Company in the amount of USD 40,663,000, so that the accumulated losses of the Company amount to USD 13,737,000 after such set-off.
				☐	☐	☐

	5.	Grant discharge (quitus) of liability to the members of the Board of Directors who were in office during the financial year ended December 31, 2021 for the proper performance of their duties.		☐	☐	☐

	6.	Election of Directors:
Nominees:
		6a.	Mr. Aharon Aran	☐	☐	☐

		6b.	Mr. Mordechay (Moti) Malool (Malul)	☐	☐	☐

		6c.	Mr. Barak Matalon	☐	☐	☐

		6d.	Mr. Laurent Teitgen	☐	☐	☐

		6e.	Mr. John E. Taylor, Jr	☐	☐	☐

		6f.	Ms. Lisbeth McNabb	☐	☐	☐

7.
Without prejudice to Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm’s (BDO) continued role as independent registered certified public accounting firm for the relevant period, acknowledge the resignation of BDO Audit S.A. as the statutory auditor (réviseur d’entreprises agréé) and ratify the appointment of Atwell as Luxembourg statutory auditor (réviseur d’entreprises agréé) for the period ending at the general meeting approving the annual accounts for the financial year ended December 31, 2021.
				☐	☐	☐

8.
Approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) and of BDO as independent registered certified public accounting firm for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2022.
				☐	☐	☐

	9.	Approve the Remuneration Arrangements (as defined in the proxy statement) with respect to the directors of the Company for the year ending December 31, 2022.		☐	☐	☐

10.
Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
				☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.